SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Gmarket Inc.

(Name of Subject Company (Issuer))

eBay KTA (UK) Ltd. (Offeror)

eBay Inc. (Parent of Offeror)

(Names of Filing Persons)

Common Shares, par value KRW 100 per share

American Depositary Shares, as evidenced by American Depositary Receipts,

each representing one Common Share

(Title of Class of Securities)

The Common Shares, which are not traded on U.S. markets, have not been assigned a CUSIP number.

The CUSIP number for the related American Depositary Shares is 38012G100.

(CUSIP Number of Class of Securities)

Michael R. Jacobson, Esq.

Senior Vice President, Legal Affairs, General Counsel and Secretary

eBay Inc.

2145 Hamilton Avenue

San Jose, California 95125

Tel: (408) 376-7400

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Keith Flaum, Esq. Jane Ross, Esq. Cooley Godward Kronish LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306-2155 Tel: (650) 843-5000 Fax: (650) 849-7400	Francis Wheeler, Esq. Cooley Godward Kronish LLP 380 Interlocken Crescent, Suite 900 Broomfield, CO 80021-8023 Tel: (720) 566-4000 Fax: (720) 566-4099

CALCULATION OF FILING FEE

Transaction valuation	Amount of filing fee(2)
U.S. $1,226,750,976(1)	U.S. $68,452.70(2)

(1)	For purpose of calculating the amount of filing fee only in accordance with Rule 0-11 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based on the offer to purchase up to 51,114,624 Common Shares, par value KRW 100 per share, or American Depositary Shares, as evidenced by American Depositary Receipts, each representing one Common Share of Gmarket Inc. (the “Company”), at a purchase price of U.S. $24.00 per Common Share or American Depositary Share, net to the seller in cash, without interest and less any required withholding taxes. Such number of shares consists of (i) 50,423,122 Common Shares represented by the Company in the Share Allocation and Tender Offer Agreement, dated as of April 16, 2009, by and among eBay Inc., eBay KTA (UK) Ltd. and the Company (the “Share Allocation and Tender Offer Agreement”) to be issued and outstanding as of the date of the Share Allocation and Tender Offer Agreement, (ii) 539,835 Common Shares represented by the Company in the Share Allocation and Tender Offer Agreement to be issuable upon the exercise of vested and exercisable stock options as of the date of the Share Allocation and Tender Offer Agreement, and (iii) 151,667 Common Shares represented by the Company in the Share Allocation and Tender Offer Agreement to be issuable upon the exercise of unvested stock options that are entitled to accelerated vesting upon a change of control.
(2)	The amount of the filing fee calculated in accordance with the Exchange Act equals U.S. $55.80 per U.S. $1,000,000. The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory #5 for fiscal year 2009, issued March 11, 2009.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: N/A
Form or Registration Number: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (which, together with any amendments and supplements hereto, collectively constitute this “Schedule TO”) is filed by (i) eBay Inc., a Delaware corporation (“eBay”), and (ii) eBay KTA (UK) Ltd., a company organized under the laws of the United Kingdom (the “Offeror”) and an indirect wholly-owned subsidiary of eBay. This Schedule TO relates to the offer by the Offeror to purchase all outstanding common shares, par value KRW 100 per share (the “Common Shares”), and all outstanding American Depositary Shares, each representing one Common Share and evidenced by an American Depositary Receipt issued by Citibank, N.A., as depositary (the “ADSs” and, together with the Common Shares, the “Company Securities”), of Gmarket Inc., a company organized under the laws of the Republic of Korea (“Korea”), at a purchase price of U.S. $24.00 per Company Security (such price, or any other price per Company Security that is paid in the Offer (as defined below), the “Offer Price”), net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 4, 2009 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”), and in the related Letter of Transmittal for ADSs and Letter of Transmittal for Common Shares (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”), copies of which are filed herewith as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively. Following the expiration of the Offer (as the same may be extended pursuant to Section 1.2 of the Share Allocation and Tender Offer Agreement, dated as of April 16, 2009, among the Offeror, eBay and the Company), the portion of the Offer consideration to be paid in exchange for ADSs will be delivered to Citibank, N.A., as ADS depositary for the Offer (the “ADS Depositary”), and the portion of the Offer consideration to be paid in exchange for Common Shares will be delivered to Goodmorning Shinhan Securities Co., Ltd., as Common Share depositary for the Offer (the “Common Share Depositary”).

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the “Summary Term Sheet” and the “Questions and Answers” sections of the Offer to Purchase is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Gmarket Inc. (the “Company”). The Company operates as a company organized under the laws of Korea. The Company was incorporated on April 7, 2000. The address and telephone number of the Company’s registered office and principal place of business is 9th Floor, LIG Tower, 649-11 Yeoksam-Dong, Gangnam-Gu, Seoul 135-912, Korea, telephone number 82-2-1566-5701.

(b) This Schedule TO relates to the outstanding Company Securities. According to the Company, as of April 16, 2009, there were 50,423,122 Common Shares issued and outstanding (including Common Shares represented by outstanding ADSs). According to the Company, as of April 16, 2009, there were 27,498,141 ADSs outstanding, each representing one Common Share. The information set forth in the “Introduction” to the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in Section 6 of the Offer to Purchase entitled “Price Range of ADSs; Dividends on the Company Securities” is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF THE FILING PERSON.

This Schedule TO is filed by the Offeror and eBay. The information set forth in Section 9 of the Offer to Purchase entitled “Certain Information Concerning the Offeror and eBay” and Annex I to the Offer to Purchase is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The information set forth in the “Questions and Answers,” “Introduction” and Sections 9, 10, 12, 13 and 14 of the Offer to Purchase entitled “Certain Information Concerning the Offeror and eBay,” “Certain Information Concerning IAC and the Proposed Acquisition of IAC by the Company,” “Background of Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; Plans for the Company” and “The Transaction Documents,” respectively, is incorporated herein by reference. Except as set forth therein, there have been no material contacts, negotiations or transactions during the past two years that would be required to be disclosed in this Item 5 between any of eBay, the Offeror, or any of their respective affiliates or subsidiaries or any of those persons listed on Annex I to the Offer to Purchase, on the one hand, and the Company or any of its affiliates, on the other hand, concerning any merger, consolidation or acquisition, a tender offer or other acquisition of securities of the Company, an election of directors of the Company or sale or transfer of a material amount of assets of the Company.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

The information set forth in the “Questions and Answers,” “Introduction” and Sections 6, 7, 13 and 14 of the Offer to Purchase entitled “Price Range of ADSs; Dividends on the Company Securities,” “Effect of Offer on Listing, Market for Company Securities, Deposit Agreement and SEC Registration,” “Purpose of the Offer; Plans for the Company” and “The Transaction Documents,” respectively, is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in Section 11 of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information set forth in Section 9 of the Offer to Purchase entitled “Certain Information Concerning the Offeror and eBay” is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

The information set forth in the “Introduction” and Sections 12, 13 and 19 of the Offer to Purchase entitled “Background of Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; Plans for the Company” and “Fees and Expenses,” respectively, is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a)(1) The information set forth in Annex I and Sections 9, 10, 12, 13 and 14 of the Offer to Purchase entitled “Certain Information Concerning the Offeror and eBay,” “Certain Information Concerning IAC and the Proposed Acquisition of IAC by the Company,” “Background of Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; Plans for the Company” and “The Transaction Documents,” respectively, is incorporated herein by reference.

(a)(2), (3) The information set forth in Sections 13, 16 and 17 of the Offer to Purchase entitled “Purpose of the Offer; Plans for the Company,” “Conditions to the Offeror’s Obligations” and “Certain Regulatory and Legal Matters,” respectively, is incorporated herein by reference.

(a)(4) The information set forth in Sections 7, 11 and 17 of the Offer to Purchase entitled “Effect of Offer on Listing, Market for Company Securities, Deposit Agreement and SEC Registration,” “Source and Amount of Funds” and “Certain Regulatory and Legal Matters,” respectively, is incorporated herein by reference.

ITEM 12.	EXHIBITS.

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase, dated May 4, 2009*

(a)(1)(ii)	Form of Letter of Transmittal to Tender ADSs*

(a)(1)(iii)	Form of Letter of Transmittal to Tender Common Shares*

(a)(1)(iv)	Form of Notice of Guaranteed Delivery*

(a)(1)(v)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(vi)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(vii)	Instructions for Certification of Taxpayer Identification Number on Substitute Form W-9*

(a)(1)(viii)	Instructions for Completing Form W-8BEN*

(a)(1)(ix)	Summary Advertisement as published on May 4, 2009 in The Wall Street Journal

(a)(5)	Joint Press Release issued on April 16, 2009**

(b)	Not applicable

(d)(1)	Share Allocation and Tender Offer Agreement, dated as of April 16, 2009, by and among eBay, the Offeror and the Company**

(d)(2)(i)	Form of Agreement to Tender and Voting Agreement, dated as of April 16, 2009, entered into by and among eBay, the Offeror and each of Duckjun (D.J.) Lee, Dae Sik Yang, Kwang Jin Ryoo and Young Bae Ku***

(d)(2)(ii)	Agreement to Tender and Voting Agreement, dated as of April 16, 2009, by and among eBay, the Offeror and Interpark Corporation***

(d)(2)(iii)	Agreement to Tender and Voting Agreement, dated as of April 16, 2009, by and among eBay, the Offeror and Mr. Ki-Hyung Lee***

(d)(2)(iv)	Agreement to Tender and Voting Agreement, dated as of April 16, 2009, by and among eBay, the Offeror and Yahoo! Inc.***

(d)(2)(v)	Agreement to Tender and Voting Agreement, dated as of April 16, 2009, by and among eBay, the Offeror and Yahoo! Korea Yuhan Hoesa***

(d)(2)(vi)	Agreement to Tender and Voting Agreement, dated as of April 15, 2009, by and among eBay, the Offeror and KB Investment & Securities Co., Ltd.***

(d)(2)(vii)	Agreement to Tender and Voting Agreement, dated as of April 15, 2009, by and among eBay, the Offeror and Wilshire Norman Limited***

(d)(3)(i)	Key Shareholder Agreement, dated as of April 16, 2009, by Interpark Corporation, in favor of, and for the benefit of, eBay, Internet Auction Co., Ltd. and the other beneficiaries named therein****

(d)(3)(ii)	Key Shareholder Agreement, dated as of April 16, 2009, by Mr. Ki-Hyung Lee, in favor of, and for the benefit of, eBay, Internet Auction Co., Ltd. and the other beneficiaries named therein****

(d)(4)	Share Purchase Agreement, dated as of April 16, 2009, by and among the Company, eBay and the Offeror**

(d)(5)	Form of Appointee Confidentiality, Non-Competition and Non-Solicitation Agreement, dated as of April 16, 2009, entered into by each of Young Bae Ku and Kwang Jin Ryoo in favor of, and for the benefit of, the Company

Exhibit Number	Description
(d)(6)	Service Agreement, dated as of April 16, 2009, by and between the Company and Young Bae Ku, including Attachment 1 thereto

(g)	Not applicable

(h)	Not applicable

*	Included in mailing to security holders.

**	Incorporated by reference from the Current Report on Form 8-K filed by eBay with the U.S. Securities and Exchange Commission on April 16, 2009.

***	Incorporated by reference from the Schedule 13D filed by eBay and the Offeror with the U.S. Securities and Exchange Commission on April 27, 2009 in respect of the securities of the Company.

****	Schedules have been omitted. eBay undertakes to furnish supplemental copies of any of the omitted schedules upon request by the U.S. Securities and Exchange Commission.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 4, 2009

EBAY INC.
By:	/S/ MICHAEL R. JACOBSON
Name:	Michael R. Jacobson
Title:	Senior Vice President, Legal Affairs, General Counsel and Secretary

EBAY KTA (UK) LTD.
By:	/S/ JAY C. CLEMENS
Name:	Jay C. Clemens
Title:	Director

INDEX OF EXHIBITS

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase, dated May 4, 2009*

(a)(1)(ii)	Form of Letter of Transmittal to Tender ADSs*

(a)(1)(iii)	Form of Letter of Transmittal to Tender Common Shares*

(a)(1)(iv)	Form of Notice of Guaranteed Delivery*

(a)(1)(v)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(vi)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(vii)	Instructions for Certification of Taxpayer Identification Number on Substitute Form W-9*

(a)(1)(viii)	Instructions for Completing Form W-8BEN*

(a)(1)(ix)	Summary Advertisement as published on May 4, 2009 in The Wall Street Journal

(a)(5)	Joint Press Release issued on April 16, 2009**

(b)	Not applicable

(d)(1)	Share Allocation and Tender Offer Agreement, dated as of April 16, 2009, by and among eBay, the Offeror and the Company**

(d)(2)(i)	Form of Agreement to Tender and Voting Agreement, dated as of April 16, 2009, entered into by and among eBay, the Offeror and each of Duckjun (D.J.) Lee, Dae Sik Yang, Kwang Jin Ryoo and Young Bae Ku***

(d)(2)(ii)	Agreement to Tender and Voting Agreement, dated as of April 16, 2009, by and among eBay, the Offeror and Interpark Corporation***

(d)(2)(iii)	Agreement to Tender and Voting Agreement, dated as of April 16, 2009, by and among eBay, the Offeror and Mr. Ki-Hyung Lee***

(d)(2)(iv)	Agreement to Tender and Voting Agreement, dated as of April 16, 2009, by and among eBay, the Offeror and Yahoo! Inc.***

(d)(2)(v)	Agreement to Tender and Voting Agreement, dated as of April 16, 2009, by and among eBay, the Offeror and Yahoo! Korea Yuhan Hoesa***

(d)(2)(vi)	Agreement to Tender and Voting Agreement, dated as of April 15, 2009, by and among eBay, the Offeror and KB Investment & Securities Co., Ltd.***

(d)(2)(vii)	Agreement to Tender and Voting Agreement, dated as of April 15, 2009, by and among eBay, the Offeror and Wilshire Norman Limited***

(d)(3)(i)	Key Shareholder Agreement, dated as of April 16, 2009, by Interpark Corporation, in favor of, and for the benefit of, eBay, Internet Auction Co., Ltd. and the other beneficiaries named therein****

(d)(3)(ii)	Key Shareholder Agreement, dated as of April 16, 2009, by Mr. Ki-Hyung Lee, in favor of, and for the benefit of, eBay, Internet Auction Co., Ltd. and the other beneficiaries named therein****

(d)(4)	Share Purchase Agreement, dated as of April 16, 2009, by and among the Company, eBay and the Offeror**

(d)(5)	Form of Appointee Confidentiality, Non-Competition and Non-Solicitation Agreement, dated as of April 16, 2009, entered into by each of Young Bae Ku and Kwang Jin Ryoo in favor of, and for the benefit of, the Company

Exhibit Number	Description
(d)(6)	Service Agreement, dated as of April 16, 2009, by and between the Company and Young Bae Ku, including Attachment 1 thereto

(g)	Not applicable

(h)	Not applicable

*	Included in mailing to security holders.

**	Incorporated by reference from the Current Report on Form 8-K filed by eBay with the U.S. Securities and Exchange Commission on April 16, 2009.

***	Incorporated by reference from the Schedule 13D filed by eBay and the Offeror with the U.S. Securities and Exchange Commission on April 27, 2009 in respect of the securities of the Company.

****	Schedules have been omitted. eBay undertakes to furnish supplemental copies of any of the omitted schedules upon request by the U.S. Securities and Exchange Commission.